Exhibit 99.1

IHS Towers Completes Sale of Latin America Tower Operations to Macquarie Asset Management

August 07, 2026, London/São Paulo: IHS Mauritius BR Limited, part of IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count, has completed the sale, as announced on February 17, 2026, of its Latin America tower operations, inclusive of IHS Brazil1 and IHS Colombia and its approximately 9,0002 sites to Macquarie Asset Management. The completion of this transaction marks the Company’s exit from the Latin America region.

J.P. Morgan acted as financial advisor to IHS Towers.

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About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 28,000 towers across its five markets, including Cameroon, Côte d’Ivoire, Nigeria, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

About Macquarie Asset Management: Macquarie Asset Management is a leading global asset manager, trusted by institutions, individuals and communities to responsibly manage US$477 billion in assets. Macquarie Asset Management provides clients with a diverse range of investment solutions that seek to deliver superior risk-adjusted returns. Macquarie Asset Management is part of Macquarie Group, a diversified financial group providing clients with asset management, finance, banking, advisory, and risk and capital solutions across debt, equity and commodities. Founded in 1969, Macquarie Group employs over 19,000 people in 34 markets and is listed on the Australian Securities Exchange.

1 Excluding I-Systems Soluções de Infraestrutura S.A. (“I-Systems”), following the completion of the sale of IHS Fiber Brasil – Cessão de Infraestruturas Ltda’s 51% stake in I-Systems to TIM. S.A., announced May 07, 2026.

2 As of March 31, 2026.

Cautionary Language Regarding Forward-Looking Statements

This document contains forward-looking statements, including regarding the closing of future transactions. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this document may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. Further information on such assumptions, risks and uncertainties is available in our filings with the US Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2025. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

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